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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January 2007

DOUBLE HULL TANKERS, INC.
(Exact name of Registrant as specified in its charter)

26 New Street
St. Helier, Jersey JE23A
Channel Islands
(Address of principal executive offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                                  Form 40-F  ☐

        (Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.)

Yes ☐                                  No ☒

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b))

Attached as Exhibit 99.1 is an announcement issued by Double Hull Tankers, Inc. on January 23, 2007 related to certain fourth quarter 2006 results.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement dated January 23, 2007 of Double Hull Tankers, Inc.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Double Hull Tankers, Inc. (Registrant)
Date: January 23, 2007	By:	/s/ Eirik Uböe Eirik Uböe Chief Financial Officer

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SIGNATURES